Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Tel: 617-951-7000
Fax: 617-951-7050

March 21, 2007

Fixed Income SHares
c/o Allianz Global Investors Fund Management LLC
1345 Avenue of the Americas
New York, NY 10105

Ladies and Gentlemen:

You have informed us that you propose to offer and sell from time to time shares (“Shares”) of beneficial interest registered under the Securities Act of 1933, as amended (the “Act”), without par value, of your FISH: Series H (the “Series”), a series of Fixed Income SHares (the “Trust”), at not less than net asset value.

We have examined an executed copy of your Amended and Restated Agreement and Declaration of Trust, as amended from time to time (the “Declaration of Trust”), and are familiar with the action taken by your trustees to authorize the issue and sale to the public from time to time of authorized and unissued Shares. We have further examined a copy of your Amended and Restated By-Laws and such other documents and records as we have deemed necessary for the purpose of this opinion.

Based on the foregoing, we are of the opinion that the issuance and sale by the Trust of an unlimited number of Shares of the Series has been duly authorized under Massachusetts law. Upon the original issue and sale of any such authorized but unissued Shares and upon receipt by the Trust of the authorized consideration therefor in an amount not less than the applicable net asset value, the Shares so issued will be validly issued, fully paid and, except as described in the next paragraph, nonassessable by the Trust.

Fixed Income Shares	- 2 -	March 21, 2007

The Trust is an entity of the type commonly known as a “Massachusetts business trust.” Under Massachusetts law, shareholders could, under certain circumstances, be held personally liable for the obligations of the Trust. However, the Declaration of Trust disclaims shareholder liability for acts or obligations of the Trust and requires that notice of such disclaimer be given in each agreement, obligation or instrument entered into or executed by the Trust or its trustees. The Declaration of Trust provides for indemnification out of the property of each series of the Trust for all loss and expense of any shareholder of such series held personally liable solely by reason of his or her being or having been such a shareholder. Thus, the risk of a shareholder incurring financial loss on account of shareholder liability is limited to circumstances in which such series itself would be unable to meet its obligations.

We understand that this opinion is to be used in connection with the registration of an indefinite number of Shares for offering and sale pursuant to the Act. We consent to the filing of this opinion with and as part of your Registration Statement on Form N-1A (File No. 333-92415) relating to such offering and sale, and to the use of our name in the prospectus and statement of additional information contained therein, and any amendments thereto.

We express no opinion as to the laws of any jurisdiction other than The Commonwealth of Massachusetts and the United States of America. Further, we express no opinion as to the state securities or blue sky laws of any jurisdiction, including The Commonwealth of Massachusetts.

Very truly yours,

/s/ Ropes & Gray LLP
ROPES & GRAY LLP